EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

	2009	2008	2007	2006	2005
(in millions)
Income (loss) before income tax (expense) benefit(A)	$288	$120	$(147)	$296	$55
Dividends from non-consolidated affiliates	59	85	111	83	83
Interest expense(B)	235	456	493	418	300
Debt amortization expense	16	13	9	13	8
Interest portion of rent expense(C)	18	17	17	15	15

Total earnings	616	691	483	825	461

Capitalized interest	1	5	7	6	1
Interest expense(B)	253	473	510	433	315
Debt amortization expense	16	13	9	13	8

Total fixed charges	270	491	526	452	324

Ratio of earnings to fixed charges	2.28	1.41	—	1.83	1.42
Earnings shortfall	—	—	(43)	—	—

(A)	Excludes equity in income of non-consolidated affiliates and minority interest.
(B)	Excludes interest expense on income tax contingencies.
(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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